UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-31311	25-1701361
(State or Other	(Commission File Number)	(IRS Employer
Jurisdiction of		Identification No.)
Incorporation)

333 West San Carlos Street, Suite 1000
San Jose CA 95110
(Address of Principal Executive Offices) (Zip Code)
Gregory C. Walker (408) 280-7900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01. Conflict Minerals Disclosure and Report

PDF Solutions enables customers to reduce the time to market of integrated circuits (“ICs”), lower the cost of IC design and manufacturing and improve profitability. The Company has developed proprietary products and provides services that target the entire Process Life Cycle, which is a term used to mean the time from technology development and the design of an IC to volume manufacturing of that IC to product assembly and test. PDF Solutions' Characterization Vehicle® (CV®) electrical test chips infrastructure provides core modeling capabilities, and is used by more leading manufacturers than any other test chips in the industry. PDF Solutions’ pdFasTest® parallel testers are specifically tuned to the CV test chips to enable faster test times and orders of magnitude more electrical characterization information than traditional test approaches. PDF Solutions’ Design-for-InspectionTM (DFITM) solution extends the Company’s electrical characterization technologies into the e-beam measurement of extremely dense test structures, or DFI cells, across an entire fabrication process. PDF Solutions’ eProbe™ e-beam tools are specifically tuned to on-chip CV instruments to enable high throughput for inline use.

This Specialized Disclosure Form (“Form SD”) and a copy of PDF’s Conflict Minerals Report (filed as Exhibit 1.01 hereto) are being posted to the publicly available Internet site www.pdf.com upon the filing of this Form SD.

Item 1.02 Exhibits

PDF Solutions’ Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF Solutions, Inc.
Date: May 22, 2017	By:	/s/ Gregory C. Walker
Gregory C. Walker
VP, Finance and CFO